Exhibit 99.1

Wellchange Holdings Company Limited Announces 1-for-50 Reverse Stock Split Effective March 6, 2026

Hong Kong, March 04, 2026 (GLOBE NEWSWIRE) – Wellchange Holdings Company Limited (the “Company” or “Wellchange”) (Nasdaq: WCT), an enterprise software solution services provider headquartered in Hong Kong, today announced that it will effect a reverse stock split of its ordinary shares on a 1-for-50 basis (the “Reverse Stock Split”). The Company’s Class A ordinary shares will begin trading on a post-split basis when the market opens on March 6, 2026. The Company’s Class A ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “WCT,” with a new CUSIP number G9545M123.

The Reverse Stock Split has been approved by the Company’s shareholders and the Company’s board of directors. Any fractional shares that would have otherwise resulted from the Reverse Stock Split will be rounded up to the next whole number and no fractional shares will be issued. The Reverse Stock Split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the rounding up of fractional shares.

Immediately prior to the Reverse Stock Split and as of the date hereof, the Company has 153,265,000 ordinary shares issued and outstanding, consisting of 145,265,000 Class A ordinary shares and 8,000,000 Class B ordinary shares. Upon the effectiveness of the Reverse Stock Split, every fifty (50) shares of the Company’s issued and outstanding Class A ordinary shares as of the effective date will automatically be combined into one (1) Class A ordinary share, and every fifty (50) shares of the Company’s issued and outstanding Class B ordinary shares as of the effective date will automatically be combined into one (1) Class B ordinary share. Such adjustments will reduce the total number of outstanding ordinary shares from 153,265,000 to approximately 3,065,300, with the number of Class A ordinary shares of the Company decreasing from 145,265,000 to approximately 2,905,300 and the number of outstanding Class B ordinary shares of the Company decreasing from 8,000,000 to approximately 160,000.

All outstanding options, warrants and other securities entitling holders to purchase or receive ordinary shares will be adjusted in accordance with their respective terms.

About Wellchange Holdings Company Limited

Wellchange Holdings Company Limited is an enterprise software solution services provider headquartered in Hong Kong. The Company conducts all operations in Hong Kong through its operating subsidiary, Wching Tech Ltd Co. The Company provides customized software solutions, cloud-based software-as-a-service (“SaaS”) platforms, and “white-label” software design and development services. The Company’s mission is to empower our customers and users, in particular, small and medium businesses, to accelerate their digital transformation, optimize productivity, improve customer experiences, and enable resource-efficient growth with our low-cost, user-friendly, reliable and integrated all-in-one Enterprise Resource Planning software solutions.

For more information, please visit the Company’s website: https://www.wchingtech.com/

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including the closing of the Offering, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For investor and media inquiries, please contact:

Wellchange Holdings Company Limited

Shek Kin Pong, CEO

Email: contactus@wchingtech.com